                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          NOTIFICATION OF LATE FILING


(Check One):
[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-QSB  [ ]Form N-SAR
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SEC FILE NUMBER:       0-17893
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CUSIP NUMBER: 879698306
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   For Period Ended:   September 30, 1996
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        [  ]  Transition Report on Form 10-K
        [  ]  Transition Report on Form 20-F
        [  ]  Transition Report on Form 11-K
        [  ]  Transition Report on Form 10-Q
        [  ]  Transition Report on Form N-SAR
        For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I  -  REGISTRANT INFORMATION

Full Name of Registrant:         Teltronics, Inc.
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Former Name if Applicable:
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Address of Principal Executive Office
(Street and Number):          2150 Whitfield Industrial Way
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City, State and Zip Code:     Sarasota, Florida 34243
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PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X] (b) The subject annual report, semi-annual report, transition report on
         Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion hereof, could not be filed within the prescribed time period.

   The Form 10-QSB cannot be filed within the prescribed time period due to the additional financial information to be included in the Report by reason of the closing of the acquisition of substantially all of the assets of Shared Resource Exchange, Inc. as reported in the Report on
   Form 8-K filed on October 4, 1996.
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PART IV  -  OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification:

        Ewen R. Cameron          (941)     753-5000
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           (Name)           (Area Code and Telephone Number)
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(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
        filed?  If answer is no, identify report(s).     [X]Yes     [ ]No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
      report or portion thereof?     [X] Yes     [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                TELTRONICS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 15, 1996                   By:  Ewen R. Cameron
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                                  Form 12b-25
                         Notification of Late Filing by
                      Teltronics, Inc. of Quarterly Report
                                 on Form 10-QSB

                          PART IV - OTHER INFORMATION

                                    Item (3)


   The Registrant expects there will be a net loss of approximately $(203,000) compared to net income of approximately $301,000 for the three month period ended September 30, 1996 and September 30, 1995 respectively, on sales of approximately $7,000,000 compared to $5,500,000 for the same period
of 1995.   Although General and Administrative and Selling and Marketing
expenses associated with the Registrant's operations increased due in part to AT Supply, Inc., (the Registrant's majority owned subsidiary which is engaged in wholesale distribution of telecommunications equipment) the increase is primarily due to increased expenses associated with the Registrant's investment in Interactive Solutions, Inc. (the voice driven, interactive, multimedia computer business acquired during the second quarter.)

   Net loss for the nine month period will be approximately $(340,000), compared to net income of $522,000 for the same period of 1995 on sales of approximately $20,370,000 for the nine month period ended September 30, 1996 compared to $16,800,000 for the same period of 1995.